FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 16 December 2022

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

_______________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

16 December 2022

NatWest Group plc

Directorate change

NatWest Group plc ('NWG') announces that Stuart Lewis will be appointed as an independent non-executive director and member of the Group Board Risk Committee on 1 April 2023. Subject to regulatory approval, Stuart Lewis will be appointed as Chairman of the Group Board Risk Committee (‘BRC’) on 1 August 2023.

Morten Friis has confirmed his intention to step down as a non-executive director with effect from the close of business on 31 July 2023. Morten will reach the 9 year point in his tenure on 1 April 2023, but has agreed to remain on the Board for an additional period to allow for an orderly handover of responsibilities to Stuart Lewis.

Howard Davies, Chairman of NWG, said:

"I would like to thank Morten for his commitment, diligence and immense contribution since joining as a non-executive director in 2014.  He has approached the role of BRC Chair with great skill and care and we have benefitted significantly from his expertise and wise counsel. My Board colleagues and I wish him well for the future.

I am delighted that Stuart is joining the Board as a non-executive director in April, in advance of taking on the BRC Chair role, subject to regulatory approval. Stuart will bring extensive risk management and financial services experience to the Board, having spent the majority of his executive career with Deutsche Bank, most recently as Group Chief Risk Officer and a member of the management board of Deutsche Bank AG.”

There are no further matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

NatWest Group Investor Relations:

Alexander Holcroft

Head of Investor Relations

+44 (0) 20 7672 1758

NatWest Group Media Relations:

+44 (0) 131 523 4205

Stuart Lewis Biography

Stuart Lewis served 10 years on the Management Board of Deutsche Bank as Chief Risk Officer, retiring in May 2022. Since joining Deutsche Bank in 1996, he held senior roles including Deputy Chief Risk Officer, Global Chief Credit Officer and Chief Credit Officer for Asia Pacific. He was previously Head of European Credit Risk Management at Credit Suisse Financial Products. In 2013, Stuart was elected to the Global Association of Risk Professionals (GARP) Board of Trustees. He was also a Member of the Foundation Board of the International Financial Risk Institute (IFRI) and served as Chair from 2016 to 2018. Stuart is a visiting Professor in Practice in the Finance Department of the London School of Economics (LSE). Stuart attended the University of Dundee where he obtained an LLB (Hons). He also holds a LLM (Merit) from the London School of Economics and took the Law Society finals examinations at the College of Law, Guildford.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	December 16, 2022	By:	/s/ Dearbhla Kelly
			Name:	Dearbhla Kelly
			Title:	Assistant Secretary